77C: Submission of matters to a vote of security holders

At a joint special meeting of shareholders of BlackRock MuniHoldings New Jersey Quality Fund, Inc. (the "Fund") held on Thursday, March 12, 2015, Fund shareholders were asked to vote on the following proposals:

Proposal 2. The common shareholders and holders of variable rate demand preferred shares (the "VRDP Shares") of the Fund were asked to vote as a single class to approve the issuance of additional shares of common stock of the Fund in connection with the Agreement and Plan of Reorganization between BlackRock MuniYield New Jersey Quality Fund, Inc. and the Fund.

With respect to this Proposal, the shares of the Fund were voted as follows:

For	Against	Abstain
9,412,723	730,780	356,200

Proposal 1(C). The holders of VRDP Shares of the Fund were asked to vote as a separate class to approve an Agreement and Plan of Reorganization between BlackRock MuniYield New Jersey Quality Fund, Inc. and the Fund and the transactions contemplated therein, including the issuance of additional VRDP Shares of the Fund.

With respect to this Proposal, the VRDP shares of the Fund were voted as follows:

For	Against	Abstain
1,727	-	-